Act: 1934
Section: 12G
Rule:
Public Availability: 5/23/2012

12027272

No Act
PE 5/18/12

May 23, 2012

Received SEC
MAY 23 2012
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motors Liquidation Company GUC Trust
Incoming letter dated May 18, 2012

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the GUC Trust operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- In accordance with the Plan, MLC filed a Certificate of Dissolution with the Secretary of State of the State of Delaware on December 15, 2011 and was dissolved as of that date;

- The Units are not and will not be represented by certificates;

- Beneficiaries of the Units will have no voting rights or right to participate in the administration of the GUC Trust;

- The GUC Trust exists solely for the purpose of resolving claims, distributing New GM Securities and winding down the affairs of MLC, all in accordance with a plan of liquidation of MLC approved by the Bankruptcy Court;

- The GUC Trust will remain at all times subject to the jurisdiction of the Bankruptcy Court;

- The GUC Trust has an initial stated term of three years from the Effective Date;

- Issuing the Units in book-entry form through DTC will facilitate the claims resolution process by significantly reducing the costs of the administration of the GUC Trust. The number of general unsecured creditors with allowed claims entitled to receive the Units is anticipated by you to number in the thousands, which does not include the Debt Claimsholders, which you believe to number in the tens of thousands. With the Units being held through DTC, the costs and burdens of maintaining records of, preparing account statements for, communicating with and making distributions to beneficiaries of Units will be essentially eliminated, thereby enhancing the recovery to Allowed Claimsholders;

- None of the GUC Trust Parties nor the GUC Trust Parties' Affiliates will: (1) do anything to facilitate or promote a trading market in the Units; or (2) take any action to facilitate or otherwise encourage any trading in the Units or any instrument or interest tied to the value of the Units, such as trading in due bills for the Units;

- For the reasons stated in your letter, you believe that it is unlikely an active trading market for the Units will develop;

- The GUC Trust will file reports under the Exchange Act, including an Annual Report on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K. Except as indicated in your letter, the reports filed by the GUC Trust with the Commission will comply with the rules, regulations and applicable forms under the Exchange Act. Specifically:

    - The GUC Trust will file a Current Report on Form 8-K that provides information substantially equivalent to the information required in a Form 10 registration statement (except as indicated in your letter);

    - Forms 10-K filed by the GUC Trust will provide audited financial statements, presented on a liquidation basis of accounting;

    - Forms 10-K filed by the GUC Trust will include a registered public accounting firm's attestation report on the GUC Trust's internal control over financial reporting as required by Item 308(b) of Regulation S-K and Rule 2-02(f) of Regulation S-X;

    - Forms 10-Q filed by the GUC Trust will include unaudited condensed financial statements, presented on a liquidation basis of accounting that will be reviewed by the independent auditors of the GUC Trust;

    - Each Form 10-K and Form 10-Q filed by the GUC Trust will contain a single certification pursuant to Exchange Act Rule 13a-14(a) and a single certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, in each case signed by a senior officer of the Trust Administrator, in his/her individual capacity, in the form attached to your letter as Exhibit A. This senior officer is in charge of the administration of the GUC Trust by the Trust Administrator and is the individual that performs the similar functions of a principal executive officer and principal financial officer;

    - The GUC Trust will file Current Reports on Form 8-K to report such events as required by the Items of that Report; in addition, the GUC Trust will report on Form 8-K any other material events affecting the GUC Trust or the Unit beneficiaries, including, without limitation, if and when a material amount of claims are either allowed or disallowed, individually or on an aggregate basis;

- Any reports that the GUC Trust is periodically required to file with the Bankruptcy Court containing information material to the GUC Trust, MLC, or Unit beneficiaries will be filed under cover of Form 8-K; and

- The GUC Trust will file a Form 8-K to report the final distribution in respect of the Units.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Mail Stop 4561

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Re: Motors Liquidation Company GUC Trust

Dear Mr. Lane:

In regard to your letter of May 18, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Brian J. Lane
Direct +1 202.887.3646
Fax:+1 202.530.9589
BLane@gibsondunn.com

Client: 98520-00018

May 18, 2012

Via Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Motors Liquidation Company GUC Trust

Ladies and Gentlemen:

We are writing to seek concurrence from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that, under the circumstances described below, the Staff will not recommend any enforcement action to the Commission if the Motors Liquidation Company GUC Trust (referred to in this letter as the "GUC Trust") established pursuant to the Second Amended Joint Chapter 11 Plan dated as of March 18, 2011 (the "Plan") of Motors Liquidation Company, a Delaware corporation formerly known as General Motors Corporation, and its subsidiary debtors and debtors in possession, as confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided the GUC Trust follows the modified reporting procedures described in this letter.

This letter is being submitted by Gibson, Dunn & Crutcher LLP, as counsel to the GUC Trust.

Background

MLC and the Chapter 11 Proceedings

On June 1, 2009, General Motors Corporation, a Delaware corporation, and certain of its subsidiaries each filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Cases") in the Bankruptcy Court.[1]

On July 10, 2009, an acquisition vehicle[2] principally formed by the United States Department of the Treasury acquired substantially all of the assets and assumed certain of the liabilities of General Motors Corporation ("Old GM") in a transaction pursuant to Section 363 of the Bankruptcy Code (the "363 Transaction"). In connection with the 363 Transaction, Old GM changed its name to Motors Liquidation Company ("MLC") and the acquisition vehicle changed its name to General Motors Company ("New GM").[3]

The sale of the assets of MLC to New GM was effected pursuant to a Master Sale and Purchase Agreement (the "MSPA"), among MLC and certain of its debtor subsidiaries and New GM.[4] Pursuant to the MSPA, upon completion of the 363 Transaction, New GM issued to MLC approximately 10% of its common stock (the "New GM Common Stock"). New GM also issued to MLC two series of warrants to acquire New GM Common Stock (the "New GM Warrants," and, together with the New GM Common Stock, the "New GM Securities"), which together constituted approximately 15% of the New GM Common Stock on a fully diluted basis.[5] In the

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[1] The following subsidiaries of General Motors Corporation also filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on June 1, 2009: MLCS, LLC (f/k/a Saturn, LLC); MLCS Distribution Corporation (f/k/a Saturn Distribution Corporation); and MLC of Harlem, Inc. (f/k/a Chevrolet-Saturn of Harlem, Inc.). On October 9, 2009, two additional subsidiaries of General Motors Corporation, Remediation and Liability Management Company, Inc. and Environmental Corporate Remediation Company, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The entities listed above, along with General Motors Corporation, collectively constitute the debtors.

[2] The acquisition vehicle was originally formed as a Delaware limited liability company with the name of Vehicle Acquisition Holdings LLC, and subsequently converted to a Delaware corporation with the name NGMCO, Inc.

[3] On October 19, 2009, New GM completed a holding company reorganization pursuant to which all of the outstanding shares of common stock and preferred stock of New GM were exchanged on a one-for-one basis for shares of common stock and preferred stock of a newly organized holding company that also bears the name "General Motors Company". As part of the reorganization, the prior General Motors Company (*i.e.*, the acquisition vehicle of the 363 Transaction) merged with and into General Motors LLC, an indirect wholly-owned subsidiary of the new General Motors Company.

[4] As amended and restated, the MSPA is dated June 26, 2009. The MSPA was further amended by a First Amendment dated June 30, 2009 and a Second Amendment dated July 5, 2009. References to the MSPA are to this document as amended.

[5] The MSPA provided for the issuance to MLC of 50,000,000 shares of New GM Common Stock; New GM Warrants to acquire 45,454,545 shares of New GM Common Stock at an exercise price of $30.00 per share, expiring on July 10, 2016; and New GM Warrants to acquire 45,454,545 shares of New GM Common Stock at

event that the Bankruptcy Court enters an order that includes a finding that the estimated aggregate allowed general unsecured claims against the debtors exceed $35 billion, New GM will be required to issue additional shares of New GM Common Stock for the benefit of the GUC Trust's beneficiaries. The number of additional shares of New GM Common Stock to be issued will be equal to the number of such shares, rounded up to the next whole share, calculated by multiplying (i) 30 million shares (adjusted to take into account any stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, reorganization or similar transaction with respect to such New GM Common Stock from and after the closing of such sale and before issuance of the additional shares) and (ii) a fraction, (A) the numerator of which is the amount by which allowed general unsecured claims exceed $35 billion (such excess amount being capped at $7 billion) and (B) the denominator of which is $7 billion.[6]

The Bankruptcy Court entered an order confirming the Plan on March 29, 2011 and the Plan became effective March 31, 2011 (the "Effective Date"). Under the terms of the Plan, the shares of New GM Common Stock and the New GM Warrants issued by New GM to MLC have become available for distribution to creditors holding allowed general unsecured claims (collectively, the "Allowed Claimsholders") against MLC and its debtor subsidiaries in satisfaction of their claims. The Allowed Claimsholders number in the thousands and include holders of bonds and other unsecured debt securities issued by MLC, trade creditors, former employees, product liability claimants, asbestos claimants and car dealers.[7]

Consistent with Section 6.10 of the Plan, MLC and any of its debtor subsidiaries were deemed to be dissolved on December 15, 2011. At that time, as discussed below, the remaining functions required for the wind-down of the affairs of MLC were assumed by the GUC Trust. The GUC Trust remains subject to the jurisdiction of the Bankruptcy Court.

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an exercise price of $55.00 per share, expiring on July 10, 2019. The number of shares of New GM Common Stock, the number of shares issuable upon exercise of the New GM Warrants to acquire New GM Common Stock, and the exercise price of the New GM Warrants were subsequently adjusted to account for a three-for-one stock split of the New GM Common Stock effected in connection with the initial public offering of the New GM Common Stock.

[6] The MSPA initially provided for the issuance of up to 10,000,000 additional shares. This number has subsequently been adjusted for the three-for-one split of the New GM Common Stock. A side letter clarifies the procedures governing the issuance of additional shares under the MSPA.

[7] The substantial majority of the allowed general unsecured claims are claims in respect of approximately 30 series of bonds and other debt securities of MLC. All of these claims are allowed general unsecured claims, and the holders of these claims are believed to number in the tens of thousands (collectively, the "Debt Claimsholders"). There are several thousand other general unsecured claims, both allowed and disputed. While the majority of these other general unsecured claims have yet to be resolved, a substantial number are expected to be allowed.

New GM

New GM filed its first Annual Report on Form 10-K for the year ended December 31, 2009 on April 7, 2010. On the same date, it filed a Form 10-Q for the quarter ended September 30, 2009 and a Form 10 registration statement with respect to the New GM Common Stock.[8] The Form 10 became effective on June 7, 2010. On August 18, 2010, New GM filed a registration statement on Form S-1 under the Securities Act of 1933, registering the offering to the public of shares of New GM Common Stock held by the United States Treasury, the Canada GEN Investment Corporation and the UAW Retiree Medical Benefits GUC Trust. The offering of 478 million shares of New GM Common Stock pursuant to this registration statement was consummated on November 17, 2010. With the exercise by the underwriters of their over-allotment option, the size of the offering subsequently increased by an additional 71.7 million shares.[9] The New GM Common Stock and both series of New GM Warrants are currently listed on the New York Stock Exchange ("NYSE").[10]

[8] On July 9, 2009, MLC submitted to the Staff a request for no-action relief, based upon Staff Legal Bulletin No. 2 (April 5, 1997), seeking assurance that the Staff would not recommend enforcement action if MLC followed modified procedures with respect to its reporting obligations under Section 13 of the Exchange Act. Among other things, MLC stated that as a condition to the requested relief, New GM agreed to file a fully compliant Form 10 to register the New GM Common Stock under Section 12 of the Exchange Act in the same timeframe that it filed a Form 10-K for the year ended December 31, 2009. By letter dated July 9, 2009, the Staff granted the requested no-action relief. MLC filed Certifications and Notices of Termination of Registration Under Section 12(g) on Forms 15 with respect to Old GM Common Stock, par value $1 $^{2}/_{3}$ per share, on April 5, 2011, and with respect to Old GM bonds and other debt securities on April 21, 2011.

[9] According to the Annual Report on Form 10-K of New GM for the year ended December 31, 2012, as of February 15, 2012, there were 1,565,761,986 shares of New GM Common Stock outstanding.

[10] Prior to the dissolution of MLC, the New GM Common Stock issued to MLC in the 363 Transaction was registered in the name of MLC with Computershare, the registrar and transfer agent of the New GM Common Stock. At the time or times that MLC was required to transfer the New GM Common Stock registered in its name to the GUC Trust, the transfer was made to a DTC participant account of the Wilmington Trust Company for the benefit of the GUC Trust (the "GUC Trust Account"). Following the dissolution of MLC and the transfer of the New GM Securities to the GUC Trust, to the extent not already distributed to holders of allowed general unsecured claims, the New GM Common Stock is registered in the name of the GUC Trust. The New GM Warrants are currently held in book-entry form only and are registered in the name of a nominee of the Depository Trust Company ("DTC"). Prior to the dissolution of MLC, New GM Warrants beneficially owned by MLC were held in a DTC participant account of Wilmington Trust Company for the benefit of MLC. At the time or times that MLC was required to transfer the New GM Warrants to the GUC Trust, the transfer was made to the GUC Trust Account. Following the dissolution and the transfer of the New GM Securities to the GUC Trust, to the extent not already distributed to holders of allowed general unsecured claims, New GM Warrants beneficially owned by the GUC Trust are held in a DTC participant account of Wilmington Trust Company for the benefit of the GUC Trust.

The GUC Trust

The Plan provides for the formation of the GUC Trust, principally for the purpose of implementing the Plan by resolving disputed general unsecured claims against MLC and its debtor subsidiaries and making distributions to the general unsecured creditors of MLC and its debtor subsidiaries. The GUC Trust is governed by the terms of a Motors Liquidation Company GUC Trust Agreement, dated as of March 30, 2011, as amended (the "GUC Trust Agreement"),[11] and is administered by or under the direction of Wilmington Trust Company, the trust administrator and trustee of the GUC Trust (the "Trust Administrator"), subject to the oversight of a Trust Monitor.

MLC and the subsidiary debtors entered into the GUC Trust Agreement on March 30, 2011 with the Trust Administrator, and FTI Consulting, Inc., in its capacity as Trust Monitor. The GUC Trust Agreement provides that the primary purpose of the GUC Trust is to implement the Plan on behalf, and for the benefit, of the beneficiaries of the GUC Trust and to serve as a mechanism for distributing the assets of the GUC Trust (which principally comprise New GM Securities) to Allowed Claimsholders in accordance with the Plan and Treasury Regulations Section 1.468B-9,[12] with no objective to engage in the conduct of a trade or business.

As described in more detail below, the GUC Trust functions to

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[11] The GUC Trust Agreement may be amended pursuant to Section 13.13 of the GUC Trust Agreement, and modifications to the GUC Trust Agreement may be made based upon the Staff's response to this no-action letter request. On July 6, 2011, the Bankruptcy Court entered an order permitting the Trust Administrator, the Trust Monitor and the debtors to execute an amendment to the GUC Trust Agreement. The amendment was executed by the parties to the GUC Trust Agreement on July 8, 2011 (the "First Amendment"). Prior to the First Amendment, both the Confirmation Order and the GUC Trust Agreement permitted the Trust Administrator to issue non-transferable Units for so long as no-action relief from the Staff was not available. However, the GUC Trust Agreement lacked the requisite mechanics for the issuance of non-transferable Units. Accordingly, the First Amendment established the appropriate structure for the issuance of non-transferable Units until no-action relief is available, if at all. Additionally, the First Amendment changed the fiscal year of the GUC Trust to end on March 31 in order to facilitate the reporting of MLC's dissolution at the end of 2011. On January 3, 2012, in accordance with Section 13.13(a) of the GUC Trust Agreement, the Trust Administrator and Trust Monitor executed a second amendment to the GUC Trust Agreement, delaying the end of the audit requirement period and 45-day reporting period from the calendar year end to the fiscal year end.

[12] Treasury Regulations Section 1.468B-9 sets forth the tax rules that apply to "disputed ownership funds" ("DOF"), including the tax consequences of transfers of property to and from a DOF and the taxation of the DOF itself. Treasury Regulations Section 1.468B-9(b)(1) defines a DOF as "an escrow account, trust, or fund that (i) is established to hold money or property subject to conflicting claims of ownership; (ii) is subject to the continuing jurisdiction of a court; (iii) requires the approval of the court to pay or distribute money or property to ...a claimant ...; and (iv) is not a qualified settlement fund ..., a bankruptcy estate ..., or a liquidating trust...." MLC received a private letter ruling from the Internal Revenue Service that the GUC Trust meets these requirements and therefore is a DOF.

- satisfy the allowed general unsecured claims against MLC and its debtor subsidiaries that are allowed as of the Effective Date;[13]
- reserve assets available to satisfy the general unsecured claims that were disputed as of the Effective Date;[14]
- compromise, settle, otherwise resolve or withdraw objections to disputed general unsecured claims;
- distribute assets to the holders of the disputed general unsecured claims that are allowed;
- distribute assets reserved for disputed general unsecured claims that are subsequently disallowed, in whole or in part, to the extent of such disallowance, to beneficiaries of units representing beneficial interests in the GUC Trust (the "Units");
- undertake administrative tasks incidental to these matters; and
- perform tasks related to the wind-down of MLC in bankruptcy.

Other than for these matters, and matters that are incidental to them, the GUC Trust does not and will not engage in any other business activities. In particular, the GUC Trust does not and will not engage in any trade or business.

The GUC Trust has an initial stated term of three years from the Effective Date. However, the GUC Trust is required to continue in existence until the date on which all distributable assets of the GUC Trust have been distributed by the Trust Administrator and the liquidation and wind-down of MLC and its debtor subsidiaries has been completed. Thus, the duration of the GUC Trust may be extended upon application to and the approval of the Bankruptcy Court as necessary to complete the claims resolution process and the wind-down of MLC. The GUC Trust will remain under the jurisdiction of the Bankruptcy Court throughout the term of its existence.

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[13] As of the Effective Date, there were approximately $29,771 million in allowed general unsecured claims.

[14] As of the Effective Date, there were approximately $8,154 million in general unsecured claims that were disputed. In addition to general unsecured claims that were disputed as of the Effective Date, the GUC Trust reserved assets for general unsecured claims that may arise subsequent to the Effective Date as a result of the prosecution of one avoidance action, styled *Official Committee of Unsecured Creditors of Motors Liquidation Co. v. JPMorgan Chase Bank, N.A. et al.*, Adv. Pro. No. 09-00504 (Bankr. S.D.N.Y. July 31, 2009), which seeks to recover approximately $1.5 billion in payments made by MLC to the lenders on the grounds that the lenders were not at the time of payment secured and should therefore be treated as general unsecured creditors of MLC. To the extent the lenders repay the purported amount, the lenders will be treated as allowed general unsecured creditors of MLC, with the right to participate in the distributions from the GUC Trust. Any further actions would now be barred by the relevant statute of limitations. As of the Effective Date, the total aggregate amount of general unsecured claims asserted, including the potential for avoidance action general unsecured claims, was approximately $39,426 million. For ease of presentation, this letter will not separately refer to the general unsecured claims that may arise as a result of the successful prosecution of avoidance action claims.

Funding of the GUC Trust

As of the Effective Date, the GUC Trust was funded with approximately $52.7 million in cash obtained by MLC from the United States Treasury and the Governments of Canada and Ontario, through Export Development Canada, Canada's export trading agency, as debtor-in-possession lenders to MLC (collectively, the "DIP Lenders"), principally to cover the administrative expenses of the GUC Trust. Subject to the distributions that are to be made to the asbestos trust as described in footnote 17 hereof and to any sales of securities described in the section below entitled "Administrative Function of the GUC Trust", the New GM Securities received by MLC in the 363 Transaction are held by the GUC Trust for distribution to Allowed Claimsholders and Unit beneficiaries, as and when required.[15] At the dissolution of MLC, which occurred on December 15, 2011, MLC transferred all remaining New GM Securities held by MLC to the GUC Trust.

Upon the dissolution of MLC and its affiliated debtors, the GUC Trust became responsible for resolving and satisfying (to the extent allowed) all remaining disputed administrative expenses, priority tax claims, priority non-tax claims and secured claims (the "Residual Wind-Down Claims"). Under the Plan, the debtors were directed to transfer to the GUC Trust an amount necessary to satisfy the ultimate allowed amount of such Residual Wind-Down Claims, as estimated by the debtors (the "Residual Wind-Down Assets"), including the costs, fees and expenses relating to satisfying and resolving the Residual Wind-Down Claims (the "Residual Wind-Down Expenses"). On December 15, 2011, MLC transferred $43,378,628 to the GUC Trust, comprising: (i) $ 38,606,915 of Residual Wind-Down Assets, (ii) $1,357,596 in respect of defense costs relating to the Term Loan Avoidance Action, (iii) $1,364,509 for a reserve for indenture trustees and paying agents costs and expenses relating to the GUC Trust distributions and (iv) $ 2,049,608 for reporting costs (see footnote 24). In addition, the GUC Trust also received the benefit of certain prepaid expenses of $2,755,529 which also comprise part of the Residual Wind-Down Assets (thus totaling $41,362,444). The GUC Trust established a reserve for Residual Wind-Down Claims of approximately $33,807,000 and increased its reserve for liquidation costs by approximately $7,555,000 for Residual Wind-Down Expenses for these obligations transferred from MLC.

The Initial Distribution and Subsequent Distributions

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[15] MLC initially retained the New GM Securities to avoid tax payable by the GUC Trust upon distribution of the New GM Securities with respect to any appreciation of the securities while in possession of the GUC Trust. The Committee of Unsecured Creditors of MLC made an application on behalf of the unsecured creditors of MLC to the Internal Revenue Service for a ruling that the GUC Trust would not be subject to tax in this circumstance. The ruling was not obtained, and as such, the GUC Trust will be subject to tax on the appreciation of the New GM Securities while the securities are held by the GUC Trust. This will reduce the New GM Securities available for distribution by the GUC Trust, since some of those securities will have to be sold to pay taxes.

Pursuant to the Plan, on April 21, 2011, and as supplemented by a distribution completed on or around May 6, 2011, an initial distribution of more than 75% of the New GM Securities was made to Allowed Claimsholders whose claims were allowed as of the record date established for such distributions (the "Initial Distribution").[16] On April 28, 2011, the GUC Trust filed a report on Form 8-K discussing the Initial Distribution as well as the purpose and function of the GUC Trust (the "April 28 Form 8-K"). The distributions were made in proportion to the amount of the respective allowed general unsecured claims, based upon the allocation provisions of the Plan and the GUC Trust Agreement.[17]

The mechanics of distribution differed for Debt Claimsholders and holders of other general unsecured claims. Prior to the commencement of the Chapter 11 Cases, MLC issued bonds and other debt securities in book-entry form through DTC (or, in a limited number of cases, through the European clearing systems, Euroclear and Clearstream, and the Swiss clearing system, SIX SIS AG) under approximately 30 different CUSIP (or, in the case of such other clearing systems, ISIN) numbers. No action was required on the part of Debt Claimsholders to receive their initial distribution of New GM Securities. Instead, through the reorganization function of DTC (and, where applicable, such other clearing systems), the bonds and other debt securities were cancelled, and, in exchange, the accounts these Debt Claimsholders have with their respective DTC participants were credited with the New GM Securities to which the Debt Claimsholders were entitled to receive under the Plan (or, in the case of Claimsholders with positions in such debt securities which were issued in book-entry form through such other clearing systems, the New GM Securities were credited to the DTC participant for such other clearing system for further credit to the participants in the other clearing system and on to the account of the relevant Claimsholders). In addition, because no Units were issued on the Initial Distribution date (as described further below), the Debt Claimsholders received non-transferable positions in "escrow CUSIPs" (or an equivalent mechanism in such other clearing systems) which function as a vehicle for delivery of future distributions of New GM Securities to Debt Claimsholders.

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[16] Prior to December 15, 2011, the date on which all remaining New GM Securities were required to be transferred by MLC to the GUC Trust, the GUC Trust either requisitioned New GM Securities from MLC and itself made the distribution of the New GM Securities, or requested that MLC make the distributions to the accounts of Allowed Claimsholders designated by the GUC Trust. After December 15, 2011, all distributions of New GM Securities will be made directly by the GUC Trust. For ease of presentation, in all cases, we refer to the distributions as being made by the GUC Trust, whether directly or at its request.

[17] Pursuant to the Stipulation and Order Fixing Asbestos Trust Claim, which was entered by the Bankruptcy Court on February 14, 2011, the holders of asbestos personal injury claims against MLC have an allowed claim in the amount of $625 million. The New GM Securities and Units necessary to satisfy this claim will be delivered to a trust (the "Asbestos Claims Trust") for the benefit of the holders of asbestos personal injury claims. Holders of asbestos personal injury claims will not receive units or beneficial interests in the Asbestos Claims Trust.

On April 18, 2011, the Trust Administrator sent letters to the holders of other general unsecured claims that were allowed as of the Effective Date, informing them of the distributions that they were entitled to receive under the Plan and what they must do to receive those distributions. By follow-up letter, the Trust Administrator instructed these claim holders to direct their broker, or other securities nominee that is a direct or indirect DTC participant,[18] to contact the Trust Administrator in order to arrange for a distribution to the securities account of the claimholder. To the extent that the holders of these claims followed the instructions contained in the letters, such claim holders received their initial distribution of New GM Securities as promptly as practicable after the required arrangements were made.[19]

In addition to the Initial Distribution of New GM Securities, pursuant to the First Amendment to the GUC Trust Agreement on July 8, 2011 (described in footnote 11 above), the GUC Trust issued on its books and records 29,770,826 non-transferable Units for the benefit of Allowed Claimsholders whose claims were allowed as of the record date for the Initial Distribution.

The GUC Trust has also made two quarterly distributions of New GM Securities and Units to the existing beneficiaries of Units and/or to the holders of disputed general unsecured claims that were allowed, in whole or part, after the record date for the initial distribution, to the extent of such allowance. On or about July 28, 2011, the GUC Trust made its first quarterly distribution, which consisted of 3,342,831 shares of New GM Common Stock, 6,077,872 New GM Warrants and 64,393 Units. On or about October 28, 2011, the GUC Trust made its second quarterly distribution, which consisted of 2,468,218 shares of New GM Common Stock, 4,487,668 New GM Warrants and 41,349 Units. The GUC Trust did not make a quarterly distribution for the quarter ended December 31, 2011. However, on or about January 13, 2012, the GUC Trust made a distribution pursuant to Section 2.3(a) of the GUC Trust Agreement (the "Section 2.3(a) Distribution"), which consisted of 188,180 shares of New GM Common Stock, 342,148 New GM Warrants and 47,263 Units.

The Claims Process and Claims Resolved to Date

The GUC Trust is intended to effectuate the orderly satisfaction of the allowed claims of the general unsecured creditors of MLC through distributions of GUC Trust assets. As the GUC Trust reported in the April 28 Form 8-K, and as is often the case in bankruptcy, not all disputed general unsecured claims were resolved as of the Effective Date. As of the Effective Date, the

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[18] The letter also informed the Allowed Claimsholders as to what they must do if they do not currently have an account with a broker or other securities nominee, and offered some suggestions, without any recommendation, as to whom they might contact to establish such an account.

[19] The same communication will be sent to, and the same process will be followed with respect to, holders of general unsecured claims allowed after the Effective Date.

allowed general unsecured claims represented approximately 75.5% in amount of the total amount of allowed and disputed claims. The remaining approximately 24.5% in amount of general unsecured claims have not been resolved, and the process of resolving these claims will likely take several years.

The process of resolving disputed claims is generally administered by the GUC Trust through professionals that it retains specifically for this purpose. The Trust Administrator is authorized to interpose and prosecute objections to and requests for estimation of disputed general unsecured claims. The Trust Administrator also has the authority to compromise, settle or otherwise resolve or withdraw any objections to disputed general unsecured claims, subject in certain cases to approval of the Trust Monitor. Further information regarding the roles of the Trust Administrator and Trust Monitor in the administration of the GUC Trust is set forth below.

If a disputed claim becomes an allowed claim, the holder of that claim will receive the New GM Common Stock, New GM Warrants and the Units corresponding to what the holder would have received had the claim been allowed as of the Effective Date.[20] If a disputed claim is ultimately disallowed, the New GM Common Stock and the New GM Warrants reserved by the GUC Trust for that claim will be available for distribution to beneficiaries of Units, and otherwise to Allowed Claimsholders, as described below.

During its first nine months, the GUC Trust successfully resolved over $2.5 billion of the approximately $9.7 billion of disputed general unsecured claims (including $1.5 billion of disputed claims reserved in connection with the avoidance action described in footnote 14 above). Of that approximately $2.5 billion, only claims (or portions thereof) with an aggregate amount of approximately $153 million were allowed, meaning that claims (or portions thereof) of approximately $2.3 billion were disallowed, which made available for distribution to beneficiaries of Units the New GM Securities that had previously been reserved for the satisfaction of the subsequently disallowed claims. The disallowance of such claims by the GUC Trust resulted in certain distributions, described above, of (i) New GM Securities and Units to the holders of general unsecured claims that were subsequently allowed and (ii) for the GUC Trust's first two fiscal quarters, New GM Securities to existing beneficiaries of Units. Prior to the Section 2.3(a) Distribution, acting pursuant to Section 6.1 of the GUC Trust Agreement and with the required consent of the Trust Monitor, the Trust Administrator determined to hold back

[20] In certain circumstances, holders of disputed general unsecured claims that are allowed subsequent to the Effective Date may receive cash in lieu of or in addition to New GM Securities. This could occur if New GM declares cash dividends on the New GM Common Stock held by the GUC Trust, in which case the holders of subsequently allowed claims would receive the cash dividends that had been paid in respect of the shares of New GM Common Stock that they receive. Also, if the GUC Trust sells New GM Warrants that are about to expire, the holders would receive the cash realized by the GUC Trust on the sale of the New GM Warrants that otherwise would have been distributed to them. For ease of presentation, this letter assumes that the distributions of New GM Securities will be completed prior to the expiration of the New GM Warrants.

or reserve 1,204,792 shares of New GM Common Stock and 2,190,530 New GM Warrants from excess assets otherwise distributable in respect of the Units. Because of such hold back, available excess assets failed to exceed specific distribution thresholds established in the GUC Trust Agreement. As a result, the Section 2.3(a) Distribution did not include a distribution in respect of the Units. In aggregate, 5,404,819 shares of New GM Common Stock and 9,826,938 New GM Warrants previously reserved for disputed general unsecured claims that were subsequently disallowed have been distributed to the beneficiaries of 29,876,568 Units.

The Units

—Generally

The GUC Trust Agreement provides for the distribution of Units to Allowed Claimsholders, in proportion to the amount of their claims. Each Unit represents the contingent right to receive a pro rata portion of the New GM Securities that had been reserved for disputed general unsecured claims that are disallowed subsequent to the Effective Date.

As discussed in footnote 11 above, the GUC Trust Agreement was amended on July 8, 2011, to establish the proper mechanics for the Trust Administrator to distribute non-transferable Units to Allowed Claimsholders as entries on the books and records of the GUC Trust until such time as the Staff grants the relief requested herein. Subsequent to that date, the GUC Trust issued on its books and records 29,770,826 non-transferable Units for the benefit of Allowed Claimsholders whose claims were allowed as of the Initial Distribution record date. In addition, the GUC Trust issued 64,393 non-transferable Units as part of its first quarterly distribution, 41,349 non-transferable Units as part of its second quarterly distribution and 47,263 non-transferable Units as part of the Section 2.3(a) Distribution, each as described above. As of the date of this letter, the total number of Units outstanding or issuable is 29,923,831.

The GUC Trust Agreement provides that, once the GUC Trust obtains the no-action relief requested herein, the form of the Units may then be changed from entries on the books and records of the GUC Trust to book-entry form represented by one or more global certificates registered in the name of DTC, as depository, or Cede & Co., its nominee, for so long as DTC is willing to act in that capacity. The Trust Administrator believes that such book-entry form will facilitate the timely, efficient and cost-effective administration of the GUC Trust. If the Units are represented in book-entry form, Wilmington Trust Company, or its designated affiliate, will act as registrar and transfer agent, or in a similar capacity, for the Units, and shall facilitate the issuance of the Units through the DTC participant system (as necessary). In such event, beneficiaries of Units will not receive actual physical certificates for their Units, and beneficial interests in the Units will no longer be directly registered on the books and records of the GUC Trust.[21]

In either form, beneficiaries of Units have no right to vote or participate in the administration of the GUC Trust, nor do they have the right to appoint or remove the Trust Monitor or the Trust Administrator, although in certain circumstances they may petition the Bankruptcy Court for these purposes.

—Transferability of the Units; Market for the Units

If the Units are lodged with and held through DTC, they necessarily will be transferable in accordance with the procedures of DTC and its direct and indirect participants. While the Units will be transferable, none of the GUC Trust, the Trust Administrator or the Trust Monitor (collectively, the "GUC Trust Parties"), nor any person affiliated with one or more of the GUC Trust Parties (all such persons, the "GUC Trust Parties' Affiliates") will do anything to facilitate or promote a trading market in the Units. None of the GUC Trust Parties or the GUC Trust Parties' Affiliates will take any action to facilitate or otherwise encourage any trading in the Units or any instrument or interest tied to the value of the Units, such as trading in due bills for the Units.

To this end, neither the GUC Trust Parties nor the GUC Trust Parties' Affiliates will take any steps to list the Units on a national securities exchange or enter them in any quotation system. Neither the GUC Trust Parties nor the GUC Trust Parties' Affiliates will: engage the services of any market maker or encourage market making activity in the Units; facilitate the development of an active trading market or encourage others to do so; collect or publish information about prices at which Units have been or may be transferred; or engage in any investor relations program designed to promote investment in the Units or enhance their liquidity. In short, while the GUC Trust will allow for the transferability of the Units in accordance with DTC procedures, the GUC Trust Parties and the GUC Trust Parties' Affiliates will not in any way encourage the transfer of the Units. Further, based on conversations with counsel to certain holders of Old GM bonds, it is our understanding that such holders are not aware of any current interest or intention to have the Units listed on a national securities exchange or quoted on any over-the-counter quotation system. It is our further understanding that to the extent that any Units are traded, such holders expect such trading will be conducted privately among dealers and institutional parties in the so-called "gray market."

Furthermore, the Units will be unusual financial instruments. It is true that the value of the Units will depend, in part, on the value of the New GM Securities, which are widely held and

---

[21] However, in the event that DTC ceased to act as depository for the Units, the GUC Trust would issue certificates in respect of the Units, and the relief requested in this letter would no longer apply.

traded. However, the amount and timing of the distributions of the New GM Securities in respect of the Units will depend on the process of resolving the disputed general unsecured claims, a process that is impossible to predict in advance and therefore involves risks and uncertainties. While these risks and uncertainties will be fully described in the public disclosures of the GUC Trust, they are such that the investing public is unlikely to be attracted to the Units or to seek to invest in them.

For all of the reasons stated above, we believe that it is unlikely an active trading market for the Units will develop.

—Reasons for Issuing the Units in Book-Entry Form Through DTC

At the original suggestion of the Creditors' Committee, whose mandate was to, among other things, maximize the recoveries for the benefit of allowed general unsecured creditors, it was initially proposed that the GUC Trust issue the Units in book-entry form through DTC to reduce costs and enhance the recovery to Allowed Claimsholders. In addition, the Trust Administrator recognizes that it has a similar duty to maximize the amount of recovery for Allowed Claimsholders and therefore now seeks the more cost-effective approach of lodging the Units in book-entry form with DTC rather than continuing to maintain the Units on the books and records of the GUC Trust. The proposal that the GUC Trust change the form of the Units to book-entry form is not being made for the purpose of reducing the number of Units "held of record," as determined in accordance with Rule 12g5-1and the interpretive guidance thereon of the Staff (particularly Exchange Act Rules Compliance and Disclosure Interpretation Section 152. Rule 12g5-1, Question 152.01 (September 30, 2008)), so as to evade the requirements of registration under Section 12(g) of the Exchange Act.

Rather, the change of form of the Units to book-entry form is intended to facilitate the claims resolution process by significantly reducing the costs of the administration of the GUC Trust. The number of general unsecured creditors with allowed claims entitled to receive the Units is anticipated to number in the thousands.[22] While it is currently contemplated that the Units will be recorded in the names of the individual holders of allowed general unsecured claims on the books and records of the GUC Trust, such recordation is hoped to be only an interim measure. Absent the relief requested in this letter, the Trust Administrator will be required to keep track of a fairly large number of Unit beneficiaries and to establish communication and distribution mechanisms to reach each of them (as frequently as on a quarterly basis) over the life of the GUC Trust.

[22] This number does not include the Debt Claimsholders, believed to number in the tens of thousands, which in all events would receive their distributions through DTC.

As a result, the GUC Trust will either have to implement its own systems and procedures for these purposes, or contract with and compensate an outside agent to perform these functions on behalf of the GUC Trust. In either case, the GUC Trust will have to expend a significant amount of funds for these purposes. With the Units being held through DTC, the costs and burdens of maintaining records of, preparing account statements for, communicating with and making distributions to beneficiaries of Units will be essentially eliminated.

The cost savings are especially important here because, as discussed below, the GUC Trust was initially funded by the DIP Lenders, by transfer of funds from MLC, with a limited amount of cash with which to support the administration of the GUC Trust. The amount of these funds has been fixed, and has been fully budgeted in the bankruptcy proceeding. The current funding does not reflect certain functions assumed by the GUC Trust, including record keeping and communications with the Allowed Claimsholders in respect of their Units. In part because the GUC Trust has been required to undertake these functions to date, it has requested and received from the Bankruptcy Court authority to liquidate New GM Securities reserved from distribution to fund these functions. Such sales will reduce the amount of New GM Securities available for distribution to Unit beneficiaries.

In addition, as part of its requests for relief from the Bankruptcy Court described in the preceding paragraph, the GUC Trust has also sought and received authority to liquidate New GM Securities for the Motors Liquidation Company Avoidance Action Trust (the "Avoidance Action Trust"). The Avoidance Action Trust was established pursuant to the Plan for the purpose of maintaining and liquidating certain remaining estate assets, including the avoidance action described in footnote 14 hereof. On December 2, 2011, the Bankruptcy Court ruled that general unsecured creditors are the proper beneficiaries of such avoidance action.[23] The Avoidance Action Trust, however, currently lacks the funds to satisfy its projected administrative expenses and litigation costs relating to the avoidance action. Accordingly, the GUC Trust has sought and received Bankruptcy Court authority to transfer cash to the Avoidance Action Trust.

Wind-down of MLC

In accordance with the Plan, MLC filed a Certificate of Dissolution with the Secretary of State of the State of Delaware on December 15, 2011 and was dissolved as of that date. As discussed above, upon such dissolution, MLC transferred certain remaining cash assets to the GUC Trust, and the Trust Administrator, together with its professionals, assumed the responsibility for any affairs of and certain claims against MLC and its debtor subsidiaries that had not been concluded prior to such dissolution.

[23] The Bankruptcy Court's ruling is currently under appeal pursuant to a notice of appeal filed on December 16, 2011 by the DIP Lenders.

The responsibilities of the Trust Administrator in connection with the wind-down of MLC and its debtor subsidiaries include monitoring and enforcing the implementation of the Plan as it relates to the wind-down, paying taxes and filing tax returns, making any other necessary filings related to the wind-down and in general taking any other actions necessary or appropriate to wind-down MLC and its debtor subsidiaries and obtain an order closing the Chapter 11 Cases.

Also, under the Bankruptcy Code, the Plan could not have been confirmed unless it provided for satisfaction of all Residual Wind-Down Claims arising prior to or during the pendency of the bankruptcy case. MLC and its debtor subsidiaries had not resolved and discharged all Residual Wind-Down Claims by the time of its dissolution on December 15, 2011. Accordingly, as discussed above and as required under the Plan, at the time of MLC's dissolution, MLC and its debtor subsidiaries transferred to the GUC Trust all unresolved Residual Wind-down Claims, together with the cash estimated by MLC to be required to fund the allowed Residual Wind-Down Claims.

Should the cost of the wind-down process be less than the funding initially provided to the GUC Trust for this purpose, any excess funds will be returned to the DIP Lenders or given to charity. Should the cost of the wind-down process exceed the funding provided to the GUC Trust for this purpose, the Trust Administrator may be forced to seek authority to sell New GM Securities to cover the shortfall.

Administrative Function of the GUC Trust

Unlike an operating company, the GUC Trust has no officers, directors or employees. Rather, the GUC Trust is administered by the Trust Administrator, which is authorized by the GUC Trust Agreement to engage professionals to assist in the administration of the GUC Trust, particularly the claims resolution process and the GUC Trust's record keeping, preparation of financial statements under the liquidation basis of accounting and reporting functions. Accordingly, the GUC Trust and Trust Administrator rely on receiving accurate information, reports and other representations from (i) the other service professionals engaged by the GUC Trust and (ii) the Trust Monitor.

The Trust Monitor, FTI Consulting Inc., has been appointed for the purpose of overseeing the activities of the Trust Administrator. The Trust Administrator is required to obtain the approval of the Trust Monitor for a variety of actions, including preparation of budgets and making expenditures that deviate from the budget by more than a specified amount, settling disputed claims in excess of a specified amount, the retention or termination of professionals, the application or sale of GUC Trust assets intended for distribution to claim or Unit beneficiaries for the payment of administrative expenses, and amendments to the GUC Trust Agreement.

As indicated above, the GUC Trust was initially funded by MLC, as of the Effective Date, with cash for the purposes of paying administrative costs and expenses. These funds were provided by the DIP Lenders, are fixed in amount and can only be expended in accordance with a budget prepared by professionals of the GUC Trust and approved by the DIP Lenders. The GUC Trust has no other sources of income, other than income on permitted short-term investments of its cash, as prescribed by the GUC Trust Agreement. If the Trust Administrator determines that the administrative funding for the GUC Trust is insufficient to satisfy the current or projected costs and expenses of the GUC Trust, the Trust Administrator is authorized (with the approval of the Trust Monitor) to hold back or reserve an amount of New GM Securities necessary to cover such costs and expenses.[24] It may then sell these securities in order to fund administrative costs and expenses, in most cases, with the required approval of the Bankruptcy Court. New GM Securities that are reserved or sold in this manner will not be available for distribution.

Any additional costs would reduce the assets available for distribution to Allowed Claimsholders. Accordingly, the GUC Trust must carefully conserve its administrative resources to promote the maximum possible distribution of New GM Securities to Allowed Claimsholders, including distributions in respect of the Units.

If any administrative funds provided by the DIP Lenders for the claims resolution and asset distribution function of the GUC Trust remain after the GUC Trust has concluded its affairs, those funds will be returned pro rata to the DIP Lenders or given to charity. If any administrative funds obtained through the sale of New GM Securities remain after the GUC Trust has completed the distribution of its distributable assets and concluded all related administrative functions, those funds will be distributed to Allowed Claimsholders.

Securities Act Exemptions

The Plan provides that the distribution of the New GM Securities and Units to Allowed Claimsholders will be made without registration under the Securities Act of 1933 in reliance on Section 1145 of the Bankruptcy Code. Any sales of New GM Securities by the GUC Trust will only be made in reliance on an available exemption from registration under the Securities Act for the resale of those securities, and not in reliance on Section 1145 of the Bankruptcy Code.

[24] In addition, approximately $5.7 million worth of New GM Securities were sold by MLC shortly after the Effective Date in order to fund certain expenses that are not covered by the budget and therefore cannot be funded with funds provided by the DIP Lenders. These include the incremental expense of complying with the reporting requirements of the rules and regulations under the Exchange Act (but not the basic preparation of financial statements and the audit of such financial statements, which are covered by the budget). To the extent the proceeds of the sale are not ultimately required, they will be distributed to the Allowed Claimsholders.

Reporting

If this letter is granted, it is hereby proposed that the GUC Trust will file modified reports under the Exchange Act, including an Annual Report on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K. The GUC Trust would file these reports under the Commission file number of MLC within the time frames required for non-accelerated filers, in the case of Forms 10-K and 10-Q, and as required by the instructions to Form 8-K, in the case of that Form. Except as indicated below, the reports filed by the GUC Trust with the Commission will comply with the rules, regulations and applicable forms under the Exchange Act.

In addition to filing the prescribed reports with the Commission, the GUC Trust would make the reports publicly available on a website maintained by the GUC Trust. If any of the reports that the GUC Trust is periodically required to file with the Bankruptcy Court were to contain information that is not included in the reports filed by the GUC Trust with the Commission, the reports filed with the Commission would refer readers to the website maintained by the GUC Trust for the additional information. Any reports containing information material to the GUC Trust, MLC, or Unit beneficiaries would be filed under cover of Form 8-K.

—Reports on Form 10-K

The GUC Trust would file Annual Reports on Form 10-K, which would comply with the rules and regulations for the preparation of that Form, except as noted below. For example, the Form 10-K of the GUC Trust would provide the following information in response to the prescribed disclosure requirements:

Item 1: Business	Under this Item, the Form 10-K would discuss the background of the GUC Trust, the functions of the GUC Trust and the issuance of Units by the GUC Trust. For example and without limitation, the business section would briefly describe the formation of the GUC Trust under the Plan; the assets of the GUC Trust consisting of the New GM Securities (including possible additional shares of New GM Common Stock and any New GM Securities initially retained by MLC as discussed in footnote 16 above); the issuance of Units by the GUC Trust through direct and indirect participants of DTC; the process for resolving disputed claims; the contingent rights of beneficiaries of Units to receive pro rata distributions of New GM Securities reserved for disputed claims that are subsequently disallowed; the absence of voting or any other rights of beneficiaries of Units; the absence of any activity of the GUC Trust except as incident to the foregoing; recent

trading prices of New GM Common Stock and Warrants; and where New GM's SEC filings can be accessed. The GUC Trust administrative structure would also be described in this Item of the Form 10-K. The Form 10-K would discuss the various services that the administrative service professionals and the Trust Monitor provide with respect to the GUC Trust and the reliance of the Trust Administrator on the information, reports and certifications provided by such parties and would indicate that, notwithstanding such reliance, the Trust Administrator is ultimately responsible for the disclosure provided in the Form 10-K.

The Form 10-K will also discuss the responsibility of the GUC Trust for the wind-down of MLC, including the resolution and discharge of the remaining Residual Wind-Down Claims, and the possible impact of such activities on recoveries by holders of allowed general unsecured claims and the Units. The report will identify the website of the GUC Trust to which the GUC Trust Agreement and any related documentation, and all information filed with the Bankruptcy Court and the Commission will be posted and available.

Item 1A: Risk Factors

Under this Item, the Form 10-K would discuss risk factors in respect of an investment in the Units. These risk factors are expected primarily to include: that distributions with respect to the Units will be contingent on the extent to which disputed claims are disallowed, which in turn will depend on the claims resolution process, the results of which cannot be predicted in advance; that additional shares of New GM Common Stock may be distributed in respect of the Units if the allowed general unsecured claims exceed $35 billion, but whether any such additional shares will be distributed, and the amount of any such additional shares, cannot be determined except through the claims resolution process, the results of which cannot be predicted in advance; that the GUC Trust may be required to sell New GM Securities to fund expenses if the cash initially transferred to the GUC Trust for administrative purposes is insufficient, which would reduce the securities available for distribution to Unit beneficiaries; and that the value of the New GM Securities that the beneficiaries of Units have a contingent right to receive will depend on the business, assets, operations and prospects of New GM, as to which the GUC Trust has no independent knowledge or control and with respect to which reference will be made to the filings of New GM with the Commission.

Item 3: Litigation

Under this Item, the Form 10-K would discuss material litigation, but not the ordinary course process of resolving disputed claims. Because of the possible effects on recoveries of the holders of allowed general unsecured claims and Units, this Item would discuss certain major litigation, including without limitation (i) the term loan avoidance action against certain lenders of MLC seeking to recover $1.5 billion of preferential payments (see footnote 14), currently being prosecuted by the Avoidance Action Trust, and (ii) a dispute with the holders of debt securities issued by a Nova Scotia subsidiary of MLC and with its trustee whose general unsecured claims in the total amount of approximately $2.67 billion have been contested on the grounds of that they are disallowable and/or should be equitably subordinated.

Item 7: MD&A

Under this Item, the Form 10-K would provide an analysis through the eyes of the Trust Administrator, focusing its discussion without limitation on the following items:

- *Disputed claims*: the amounts of disputed claims allowed and disallowed during the reporting period and to date, and the amount of the disputed claims outstanding as of the end of the reporting period.
- *Distributable assets*: the shares of New GM Common Stock and the New GM Warrants initially held by the GUC Trust and MLC and distributed in respect of allowed general unsecured claims and in respect of the Units during the relevant reporting period and to date; the shares of New GM Common Stock and the New GM Warrants held by the GUC Trust, and, if MLC then holds any New GM Securities, by MLC, as of the end of the relevant reporting period for distribution in the following calendar quarter and future calendar quarters; and any additional shares of New GM Common Stock received by the GUC Trust and, if MLC then holds any New GM Securities, by MLC, during the relevant reporting period.
- *Cash:* the cash used by the GUC Trust during the relevant reporting period to fund administrative expenses; the income earned by the GUC Trust during the relevant reporting period on its permitted investments (which will be limited to investments that the Trust Administrator customarily utilizes for cash management purposes); and the cash and cash equivalents held by

the GUC Trust as of the end of the relevant reporting period.

- *Administrative expenses*: the shares of New GM Common Stock and the New GM Warrants sold during the relevant reporting period to fund administrative expenses of the GUC Trust (and the uses to which the proceeds were applied); and the shares of New GM Common Stock and the New GM Warrants reserved for administrative expenses as of the end of the relevant reporting period.
- *The Units*: the changes in the number of Units outstanding during the relevant reporting period (and the reasons for the changes).
- *Trends:* known developments in litigation described in response to Item 3, to the extent they are likely to impact distributions in respect of the Units.

To the extent relevant, the MD&A would also present information for the corresponding prior year reporting period.

Item 8: Financial Statements

Under this Item, the Form 10-K would provide audited financial statements, presented on a liquidation basis of accounting, including:

- Statement of Net Assets;
- Statement of Changes in Net Assets;
- Statement of Cash Flows;
- Notes to the Financial Statements; and
- Auditor's Report.

The statement of net assets would present information for the relevant reporting period and for the corresponding prior year period, and the statements of changes in net assets and cash flows would include comparative information for the prior two years, if applicable. The financial statements would be presented in compliance with accounting principles generally accepted in the United States of America. It is anticipated that the auditor's report would be unqualified and unmodified.

Item 9: Changes in and Disagreements with Accountants on Accounting and

The Form 10-K would provide disclosure under this Item to the extent applicable.

Financial Disclosure

Item 9A: Controls and Procedures	The Form 10-K would comply with the disclosure requirements of this Item, and include a registered public accounting firm's attestation report on the GUC Trust's internal control over financial reporting as required by Item 308(b) of Regulation S-K and Rule 2-02(f) of Regulation S-X.
Item 10: Directors, Executive Officers and Corporate Governance	Under this Item, the Form 10-K would discuss the role of the Trust Administrator and the Trust Monitor as well as information regarding individuals employed by the Trust Administrator and Trust Monitor required to be disclosed pursuant to Item 401 of Regulation S-K.
Item 11: Executive Compensation	Under this Item, the Form 10-K would discuss the aggregate compensation paid to each of the Trust Administrator and the Trust Monitor for their services rendered during the reporting period.
Item 13: Certain Relationships, etc.	Under this Item, the Form 10-K would discuss any relationships and transactions between the GUC Trust, on the one hand, and the Trust Administrator and the Trust Monitor and their respective affiliates on the other, required to be disclosed pursuant to Item 404 of Regulation S-K.
Item 14: Principal Accountant Fees and Services	Under this Item, the Form 10-K would address the compensation paid to its independent auditors.
Item 15: Exhibits	The Form 10-K would include exhibits in compliance with this Item. A single certification pursuant to Rule 13a-14(a) and a single certification pursuant to Section 1350 would be provided by a senior officer of the Trust Administrator, in his/her individual capacity, in the form attached to this letter as <u>Exhibit A</u>. This senior officer is in charge of the administration of the GUC Trust by the Trust Administrator and is the individual that performs the similar functions of a principal executive officer and principal financial officer.

Certain Items of Form 10-K, or portions thereof, would be inapplicable to the GUC Trust or discussed elsewhere in each Form 10-K, and would be noted as such in the filings pursuant to Rule 12b-13 under the Exchange Act. The Items, or portions thereof, in respect of which the GUC Trust would propose not to provide disclosure include:

Item 2: Properties	The Form 10-K would not make disclosure under this Item, as the GUC Trust will own no properties.
Item 5: Market for Registrant's Common Equity etc.	The Form 10-K would not make disclosure under this Item, as the rights of Unit beneficiaries will be discussed in response to Item 1, the Units will not be listed on any trading market and the GUC Trust will not promote a trading market in the Units. Changes in the number of outstanding Units during the relevant reporting period would be addressed under Item 7.
Item 6: Selected Financial Information	The Form 10-K would not make disclosure under this Item, as trends in financial statement data should not be of significance to beneficiaries of Units.
Item 7A: Market Risk	The Form 10-K would not make disclosure under this Item, as it is not relevant to the operations of the GUC Trust.
Item 10: Directors, Executive Officers and Corporate Governance	The GUC Trust does not and will not have any directors and does not and will not employ any executive officers, with the administration of its affairs being conducted by employees of the Trust Administrator and overseen by employees of the Trust Monitor. Accordingly, while the Form 10-K will discuss the roles of the Trust Administrator and the Trust Monitor, it would not address the detailed disclosure requirements of Items 405, 406 or 407 of Regulation S-K.
Item 12: Security Ownership, etc.	The Form 10-K would not make disclosure under this Item, as the Units do not constitute voting securities, and the GUC Trust will have no equity compensation plans.

—Reports on Form 10-Q

Similarly, the GUC Trust would file Quarterly Reports on Form 10-Q, which would comply with the rules and regulations for the preparation of that Form, except as noted below.[25] For example and without limitation, the Form 10-Q of the GUC Trust would provide the following information in response to the prescribed disclosure requirements:

Part I

Item 1: Financial Statements	Under this Item, the Form 10-Q would provide unaudited condensed

[25]The first Form 10-Q would be filed for the quarter ending June 30, 2012.

	financial statements, presented on a liquidation basis of accounting, as described above in respect of the Annual Report on Form 10-K, that would be reviewed by the independent auditors of the GUC Trust. The condensed statement of net assets provided would include a comparative condensed statement of net assets as of the end of the previous year, and the condensed statements of changes in net assets and cash flows presentations would include information for the relevant quarterly period and year to date along with comparative information for the corresponding periods of the prior year, if applicable.
Item 2: MD&A	Under this Item, the Form 10-Q would provide a discussion as described above in respect of the matters to be discussed relating to the Annual Report on Form 10-K.
Item 4: Controls and Procedures	The Form 10-Q would comply with the disclosure requirements of this Item.
Part II	
Item 1: Legal Proceedings	Under this Item, the Form 10-Q would discuss changes in material litigation (see above), but not in the ordinary course process of resolving disputed claims.
Item 1A: Risk Factors	Under this Item, the Form 10-Q would discuss material changes from the risk factors included in the Form 10-K in respect of an investment in the Units.
Item 6: Exhibits	The Form 10-Q would include exhibits, in compliance with this Item. A single certification pursuant to Rule 13a-14(a) and a single certification pursuant to Section 1350 would be provided by a senior officer of the Trust Administrator, in his/her individual capacity, in the form attached to this letter as Exhibit A. This senior officer is in charge of the administration of the GUC Trust by the Trust Administrator and is the individual that performs the similar functions of a principal executive officer and principal financial officer.

Certain Items of Form 10-Q, or portions thereof, would be inapplicable to the GUC Trust or discussed elsewhere in each Form 10-Q, and would be noted as such in the filings. The Items, or portions thereof, in respect of which the GUC Trust would propose not to provide disclosure include:

Part I, Item 3: Market Risk	The Form 10-Q would not make disclosure under this Item, as it is not relevant to the operations of the GUC Trust.
Part II, Item 2: Unregistered Sales of Equity Securities	The Form 10-Q would not make disclosure under this Item, as the GUC Trust will not be engaging in transactions in the Units or other interests in the GUC Trust. Changes in the number of outstanding Units during the relevant reporting period would be addressed under Item 2 of Part I.
Part II, Item 3: Defaults Upon Senior Securities	The Form 10-Q would not make disclosure under this Item, as it is not relevant to the GUC Trust.

—Reports on Form 8-K

In addition, the GUC Trust would file Current Reports on Form 8-K to report such events as required by the Items of that Report. Moreover, the GUC Trust would also report on Form 8-K any other material events affecting the GUC Trust or the Unit beneficiaries, including without limitation, if and when a material amount of claims are either allowed or disallowed, individually or on an aggregate basis, whether or not required by specific Items of the Report.

Also, prior to or simultaneous with the change of form of the Units to book-entry form, the GUC Trust would file a Report on Form 8-K that provides information substantially equivalent to the information required in a Form 10 registration statement (except with respect to financial statements), including, without limitation, background information on the formation of the GUC Trust under the Plan; a discussion of the claims resolution process; an explanation of the process for making distributions in respect of allowed general unsecured claims; a description of the Units and the distributions of New GM Securities in respect of the Units to the extent that disputed general unsecured claims are disallowed; and the risk factors in respect of the Units that would be expected to be disclosed in response to Item 1A of Form 10-K, as discussed above.[26] Finally, the GUC Trust would also file a Form 8-K to report the final distribution in respect of the Units.

Analysis

The Staff has in the past granted relief from the registration requirements of Section 12(g) of the Exchange Act for liquidating trusts that are engaged in no business other than the liquidation of certain assets for the benefits of the holders of beneficial interests in the trusts. See, e.g., G-REIT, Inc. and G-REIT Liquidating Trust (August 5, 2010 and February 25, 2008) (office buildings, cash, restricted cash, accounts receivable and related party receivables); ICON

[26] This filing will be in addition to the Current Report filed by the GUC Trust on Form 8-K on April 28, 2011, describing the purpose and function of the GUC Trust.

Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust (August 14, 2007) (cash and litigation interest); T REIT Inc. and T REIT Liquidating Trust (March 16, 2010 and August 9, 2007) (interest in an office building and cash); FORE Holdings, LLC and FORE Holdings Liquidating Trust (December 1, 2005) (cash and real estate); Shelbourne Properties et al. (April 29, 2004) (office buildings, shopping center, mortgages and motel properties); *Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts* (June 18, 2003) (portfolio of leased capital equipment); *PLM Equipment Growth Fund 111, Liquidating Trust* (June 9, 2003) (cash reserves and used transportation and transportation-related equipment); *Wilmington Trust Company et al.* (February 26, 2003) (cash and capital equipment); *Burnham Pacific Properties, Inc. and BPP Liquidating Trust* (June 21, 2002) (real estate); and *MGI Liquidating Trust* (September 29, 2000) (cash balances and real estate). See also Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660).

The circumstances of the GUC Trust differ in a number of respects from the no-action precedents previously addressed by the Staff. The precedents generally involved liquidating trusts that engaged in commercial transactions for the sale of transferred assets, and distributed the proceeds of sale to the holders of beneficial interests in those trusts. Assets transferred to such liquidating trusts included real property which the liquidating trusts operated until such point as they could be sold pursuant to negotiated purchase and sale documents. Accordingly, the precedent trusts and their professionals engaged in the business of operating trust assets, even in liquidation. Moreover, the sale of such real property necessarily involved greater execution risks, and indeed, in at least one occasion, the sale documentation was terminated pre-transaction. By contrast, the GUC Trust will be distributing New GM Securities directly to the holders of allowed general unsecured claims and the beneficiaries of Units. It will not be selling the securities, except to the extent required to fund the day-to-day administrative expenses of the GUC Trust, as described above, and where and when the GUC Trust does sell securities to satisfy such costs, it will generally do so with bankruptcy court approval.

In addition, unlike certain assets described in the no-action precedents previously addressed by the Staff, the New GM Securities have no carrying cost. They are not encumbered by a mortgage or loan of any type, the payment of which would have to be satisfied prior to any distribution to trust beneficiaries. All costs borne by the GUC Trust relate directly to its administration, adherence to reporting rules and regulations and distribution costs. The cost structure here, therefore, is greatly simplified. As a result of all of the foregoing, the activities in which the GUC Trust will engage will be more limited in scope than the liquidating trusts previously considered in the relevant Staff no-action letters. Moreover, the assets held by the GUC Trust will consist entirely of cash and NYSE traded marketable securities of a public reporting company with a multi-billion dollar market capitalization.

On the other hand, the liquidating trusts considered by the Staff in the relevant prior no-action correspondence generally provide that interests in the trusts would be recorded on their books and records and would not be transferable except in limited circumstances, such as in accordance with the laws of descent. The GUC Trust intends to change the form of the Units into book-entry form through DTC, which will allow for their transfer. As discussed, by using DTC, the GUC Trust will be able to substantially reduce its administrative costs. The GUC Trust will essentially eliminate the costs of individualized communications and distributions to the beneficiaries of Units, which are expected to number in the thousands, corresponding to the number of allowed general unsecured creditors of MLC. The costs that the GUC Trust would otherwise be required to incur for these purposes could necessitate the sale of a portion of the New GM Securities held by the GUC Trust, thereby reducing the amount of New GM Securities available for distribution to Unit beneficiaries.

Notwithstanding the transferability of the Units, we are of the view that the Units should not be considered "equity securities" within the meaning of Section 12(g) of the Exchange Act. The GUC Trust exists solely for the purpose of resolving claims, distributing the New GM Securities received by MLC in the Section 363 transaction and winding down the affairs of MLC, all in accordance with a plan of liquidation of MLC approved by the Bankruptcy Court. The GUC Trust will terminate on conclusion of these activities, and will not engage in the conduct of any trade or business. The GUC Trust will remain at all times subject to the jurisdiction of the Bankruptcy Court. The GUC Trust will not list the Units on any exchange or undertake any activity to promote a market in the Units. Beneficiaries of Units will have no voting rights or right to participate in the administration of the GUC Trust, and will have no right to appoint or remove the Trust Administrator or Trust Monitor, although in certain circumstances they may petition the Bankruptcy Court for these purposes.

The liquidating trusts addressed in the Staff's prior no-action letters were relieved of their obligation to provide audited financial statements in their Annual Reports on Form 10-K. Also, these trusts were not required to file Quarterly Reports on Form 10-Q, with the trusts providing information between the filing of Annual Reports on Form 10-K under cover of Current Reports on Form 8-K. Given the transferability of the Units, we are proposing that the GUC Trust include in its Annual Reports on Form 10-K audited financial statements and that the GUC Trust file with the Commission Quarterly Reports on Form 10-Q, with the quarterly financial statements being reviewed by the independent auditor of the GUC Trust. The GUC Trust would respond to the items of Forms 10-K and 10-Q to the extent applicable to the GUC Trust and its operations, as summarized above. The GUC Trust would provide the attestation of the independent auditors of the GUC Trust over its internal control over financial reporting and would provide disclosures concerning controls and procedures as prescribed by Forms 10-K and 10-Q. Additionally, a senior officer of the Trust Administrator who is in charge of the administration of the GUC Trust by the Trust Administrator and is the individual that performs the similar functions of a principal executive officer and principal financial officer would provide Rule 13a-14(a) and Section 1350 certifications. The GUC Trust would also file such Current Reports on Form 8-K as required by the items of that Form, to the extent applicable, as described above.

We submit that in the special circumstances of the GUC Trust—particularly that it will hold only exchange-traded New GM Securities and cash, and that it will engage in no commercial activities other than the resolution of claims, the distribution of the New GM Securities that it holds and the sale of New GM Securities only to the extent necessary to fund administrative expenses—the proposed modified reporting by the GUC Trust, when combined with the other information regarding New GM and New GM Securities that will be publicly available, will provide all necessary and appropriate disclosures to beneficiaries of Units. As noted above, the Units should not be regarded as "equity securities" so as to require registration of the GUC Trust under Section 12(g) of the Exchange Act.

Conclusion

For all the reasons outlined herein, we respectfully request the Staff's assurance that it will not recommend enforcement action to the Commission if the GUC Trust does not comply with the registration requirements of Section 12(g) of the Exchange Act, provided that the GUC Trust files annual, quarterly and current reports with the Commission as described in this letter.

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at the telephone number or e-mail address below, or David C. Lee at (949) 451-4069 or dlee@gibsondunn.com.

Sincerely,

Gibson, Dunn & Crutcher LLP

By: Brian J. Lane /DCL
Brian J. Lane

Telephone Number: (202) 887-3646
E-mail address: blane@gibsondunn.com

cc: David A. Vanaskey, *Wilmington Trust Company (as Trust Administrator)*
Abigail R. Mrozinski, *Wilmington Trust Company (as Trust Administrator)*
Matthew J. Williams, *Gibson, Dunn & Crutcher LLP*
James J. Moloney, *Gibson, Dunn & Crutcher LLP*
David C. Lee, *Gibson, Dunn & Crutcher LLP*

Exhibit A
Certification

I, [identify the certifying signatory], certify that:

1. I have reviewed this annual report on Form 10-K of Motors Liquidation Company GUC Trust (the "Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets and changes in net assets under the liquidation basis of accounting of the Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Trust and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepting accounting principles;

   c. Evaluated the effectiveness of the Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Trust's auditors:

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Trust's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Trust's internal control over financial reporting.

Date:

____

[Insert name of certifying signatory]
[Insert title of certifying signatory], Wilmington Trust Company